                                                             Exhibit 99.2(a)(10)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


ORACLE CORPORATION, a Delaware        )
corporation, and PEPPER ACQUISITION   )
CORP., a Delaware corporation,        )
                                      )
                      Plaintiffs,     )
                                      )     Civil Action No. 20377NC
                                      )
      v.                              )
                                      )
PEOPLESOFT, INC, a Delaware           )
corporation, CRAIG A. CONWAY, DAVID   )
A. DUFFIELD, ANEEL, BHUSRI,           )
STEVEN D. GOLDBY, A. GEORGE           )
BLATTE, FRANK J. FANZILLI, CYRIL J.   )
YANSOUNI, and J.D. EDWARDS &          )
COMPANY, a Delaware corporation,      )
                                      )
                      Defendants.     )


                           COMPLAINT FOR DECLARATORY
                             AND INJUNCTIVE RELIEF

      Plaintiffs Oracle Corporation ("Oracle") and Pepper Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Oracle, for their complaint against defendants PeopleSoft, Inc. ("PeopleSoft"), Craig A. Conway, David A. Duffield, Aneel Bhusri, Steven D. Goldby, A George Blatte, Frank J. Fanzilli and Cyril J. Yansouni ("Director Defendants"), and J.D Edwards & Company ("J.D. Edwards") allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

                             Summary of this Action

      1. This action seeks redress for the egregious and continuing breaches of fiduciary duty by the members of the board of directors of PeopleSoft
(the "PeopleSoft Board") in taking aggressive steps to thwart, and refusing to give due consideration to, a bona fide, fully financed, non-coercive, non-discriminatory, all-cash tender offer for all the outstanding shares of PeopleSoft common stock that was formally initiated by Purchaser on June 9, 2003 (the "Tender Offer").

      2. The immediate reaction of PeopleSoft's management to the Tender Offer was telling. The day that Oracle announced its intention to make the Tender Offer, PeopleSoft's President and Chief Executive Officer Craig A. Conway ("Conway"), who is also a director of the corporation, was quoted in a news article as stating "[t]here is no condition that I can even remotely imagine where PeopleSoft would be sold to Oracle." On June 7, 2003, Conway was further quoted as saying, "I could imagine no price or combination of price and other conditions to recommend accepting the offer to our shareholders."

      3. The PeopleSoft Board had a responsibility to act in good faith but failed to discharge that fundamental duty. True to Conway's shocking initial reaction, the PeopleSoft Board has engaged in a pattern of behavior that can only be characterized as entrenchment in the face of the Tender Offer. Thus, PeopleSoft has refused to respond to Oracle's invitation to discuss the Tender Offer; has never asked Oracle for further information regarding the Tender Offer; has summarily rejected the Tender Offer in a Schedule 14D-9 filing that was issued only days after the Tender Offer was initiated (and long before such a response was due); has refused to redeem PeopleSoft's "poison pill" or to exempt the Tender Offer from the operation of 8 Del. C. Section 203; has told its customers that if the Tender Offer is consummated PeopleSoft will pay them double their money back (or more); and, in perhaps its most egregious action, has negotiated an amendment to its preexisting merger agreement with J.D. Edwards in order to deprive PeopleSoft's public stockholders, who would be the prime beneficiaries of the Tender Offer, of the opportunity to vote on the proposed J.D. Edwards transaction, and to deplete PeopleSoft's cash reserves in an effort to further deter the Tender Offer.


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      4.    This action seeks declaratory and injunctive relief requiring
PeopleSoft to dismantle its takeover defenses (including its "poison pill," the recent defensive amendment to a merger agreement with defendant J.D. Edwards, and the newly minted "double your money back offer" to PeopleSoft's customers) and enjoining PeopleSoft from taking further action to thwart the stockholder franchise or to frustrate the Tender Offer.

      5. Under the original terms of the Tender Offer initiated on June 9, 2003, PeopleSoft stockholders whose shares are purchased by Purchaser in the Tender Offer would receive $16.00 per share in cash, representing a 6% premium above the average closing price of PeopleSoft's stock on the Nasdaq National Market on June 5, 2003, the last full trading day before the first public announcement of the commencement of the Tender Offer.

      6. On June 18, 2003, Oracle announced that it had increased its Tender Offer to $19.50 per share in cash, representing a 29% premium above the average closing price of PeopleSoft's stock on the Nasdaq National Market on June 5, 2003.

      7. The Tender Offer is the initial step in a proposed two-step transaction under which Purchaser would acquire all of the outstanding shares of PeopleSoft common stock. If successful, the Tender Offer will be followed by a merger with Purchaser or another direct or indirect subsidiary of Oracle (the "Proposed Merger," and together with the Tender Offer, the "Proposed Acquisition"). Pursuant to the Proposed Merger, it currently is anticipated that each then-outstanding share of PeopleSoft (other than shares owned by Oracle or any of its subsidiaries or shares held in the treasury of PeopleSoft) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

      8. Just prior to the initiation of the Tender Offer, on or about June 1, 2003, PeopleSoft entered into an Agreement and Plan of Merger with J.D. Edwards and Jersey Acquisition Corp. (the


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"J.D. Edwards Merger Agreement"). Pursuant to that agreement, PeopleSoft was to acquire J.D. Edwards in a stock-for-stock merger in which J.D. Edwards stockholders would receive 0.860 shares of PeopleSoft common stock for each share of J.D. Edwards common stock that they own. Because of the significant number of PeopleSoft shares that would be required to be issued under the J.D. Edwards Merger Agreement, PeopleSoft reported that it would be required under the applicable stock exchange rules to obtain the affirmative vote of PeopleSoft's stockholders in order to proceed with the transaction.

      9. In a reversal that was motivated by a desire to thwart the Tender Offer and preserve the positions of management and the PeopleSoft directors, however, on June 16, 2003, PeopleSoft and J.D. Edwards announced that they had entered into an amended merger agreement (the "Amended J.D. Edwards Merger Agreement") that would eliminate the need to obtain approval for the transaction from PeopleSoft stockholders and would result in the expenditure by PeopleSoft of an additional $86.3 million in cash in order to consummate the transaction. The Amended J.D. Edwards Merger Agreement constitutes a draconian and unreasonable defensive measure that was adopted by the PeopleSoft Board, in breach of the directors' duties of loyalty, care and good faith, aided and abetted by J.D. Edwards, in order to preclude Plaintiffs (or any other potential acquirors) from successfully completing the Tender Offer or consummating the Proposed Merger with PeopleSoft.

      10. Reportedly, PeopleSoft has further initiated an astounding and unprecedented rebate program that promises to provide some of its customers with double their money back (or more) in the event the Tender Offer and Proposed Acquisition are successful. This program threatens to waste the assets of PeopleSoft and, thereby, dissuade Plaintiffs from pursuing the Proposed Acquisition.


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      11.   The Tender Offer is conditioned upon, among other things, (i) the redemption or inapplicability of the Rights Plan; (ii) the exemption of the Tender Offer from Section 203; (iii) there being no amendment of the J.D. Edwards Merger Agreement (a termination of such agreement in accordance with its terms shall not constitute an amendment for this purpose) without Plaintiffs' consent; and (iv) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer that number of PeopleSoft shares which, when combined with the PeopleSoft shares owned by Oracle, Purchaser and their affiliates, represent a majority of the outstanding PeopleSoft shares on a fully diluted basis.

      12. By taking action to trigger these conditions and/or failing to take action to satisfy the conditions to the Tender Offer, the individual members of the PeopleSoft Board have breached their fiduciary duties owed to PeopleSoft's stockholders under Delaware law. PeopleSoft's stockholders, including Oracle, will be irreparably harmed absent relief from this Court.

                                  The Parties

      13. Plaintiff Oracle is a Delaware corporation with its principal executive offices in Redwood City, California. Oracle develops, manufactures, markets and distributes computer software that helps its customers manage and grow their businesses and manage their operations. Most of Oracle's software products can be categorized into two broad areas: database technology software and applications software. Oracle's database software products are highly sophisticated information management programs that allow users to store, retrieve, manage and use their business data. Oracle's applications software can be accessed with standard web browsers and can be used to automate business processes and to provide business intelligence for a company's marketing, sales, order management, procurement, supply chain, manufacturing, service and human resources functions. In addition to computer software products, Oracle offers a range of consulting, education,


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support and other services. For customers who choose not to install its applications on their own hardware, Oracle also offers outsourcing services that permit web browser access to Oracle's database technology and software applications hosted at sites that Oracle operates or manages.

      14. Oracle is both a holder of record and a beneficial owner of PeopleSoft common stock.

      15. Plaintiff purchaser is a newly incorporated Delaware corporation and a wholly owned subsidiary of Oracle with its principal executive offices in Redwood City, California. To date, Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Tender Offer.

      16. Defendant PeopleSoft is a Delaware corporation with its principal executive offices in Pleasanton, California. According to its most recent Form 10-K, PeopleSoft "designs, develops, markets and supports a family of enterprise application software products for use throughout large and medium sized organizations worldwide. . . . [PeopleSoft] provides enterprise application software for customer relationship management, human capital management, financial management and supply chain management, along with a range of industry-specific products. Within each of [PeopleSoft] application suites, [PeopleSoft] offers embedded analytics and portal applications. In addition, [PeopleSoft] offers a suite of products for application integration and analytic capability, including portal applications, an integration broker and enterprise warehouse products. . . In addition to enterprise application software, [PeopleSoft] offers a variety of consulting and training services to its customers focused on implementing, optimizing and upgrading its software."

      17. Defendant Conway is the President, Chief Executive Officer ("CEO") and a director of PeopleSoft. According to PeopleSoft's Schedule 14D-9 filed June 12, 2003, prior to June 6, 2003, the date Oracle announced its intent to commence a tender offer, the Compensation Committee of the Board of Directors of PeopleSoft approved amendments to Conway's employment agreement


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to increase the severance payments to two years' base salary plus target bonus and to provide for the following accelerated vesting of options and restricted stock: (i) immediate vesting of all unvested options and restricted stock upon a change of control of PeopleSoft and (ii) two years' service credit upon termination of employment without cause or voluntary termination with good reason.

      18. Defendants David A. Duffield, Aneel Bhusri, Steven D. Goldby, A. George Blatte, Frank J. Fanzilli and Cyril J. Yansouni are directors of PeopleSoft. The Director Defendants, as directors of PeopleSoft, owe fiduciary duties of loyalty, care and good faith to PeopleSoft's stockholders.

      19. Defendant J.D. Edwards is a Delaware corporation with its principal executive offices in Denver, Colorado. According to its most recent Form 10-K, J.D. Edwards "develops and markets collaborative enterprise software and provides consulting, education, and support services. . . . [J.D. Edwards']
software applications help customers integrate various aspects of their businesses--from managing relationships with suppliers, employees, and customers to processing transactions and analyzing internal business information."

                               FACTUAL BACKGROUND

I.    The PeopleSoft Rights Plan

      20. On or about February 15, 1995, the PeopleSoft Board approved the adoption of the Rights Plan and declared a dividend of one preferred share purchase right (a "Right") for each share of PeopleSoft common stock outstanding as of the close of business on February 27, 1995. The Rights Plan was amended in 1997. The Rights are distributed and become exercisable for one one-thousandth share of Peoplesoft's Series A Participating Preferred Stock (the "Series A Preferred") at a price of $190 on the close of business ten days after the earlier of (i) the first date of public announcement that any person (other than PeopleSoft, any subsidiary of PeopleSoft or any employee


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benefit plan of PeopleSoft or any subsidiary of PeopleSoft) has acquired or obtained the right to acquire beneficial ownership of 20% or more of PeopleSoft's common stock (an "Acquiring Person"), or (ii) the publication pursuant to Rule 14-d2(a) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") of a tender or exchange offer which, if successful, would result in the beneficial acquisition by any person of 20% or more of PeopleSoft's common stock (the earlier of (i) and (ii) being referred to as the "Distribution Date"). The Rights expire on February 15, 2005, unless earlier redeemed or exchanged by Peoplesoft.

      21. The primary purpose of the Rights Plan is not to enable the purchase of the Series A Preferred at the greatly inflated price of $190 for each one-thousandth share, but to allow the holder of the Right, under certain circumstances, to purchase shares of PeopleSoft's or an acquiror's common stock at a deep discount. If and when a person becomes an Acquiring Person, all Rights other than those held by the Acquiring Person "flip-in" and each right becomes exercisable for shares of PeopleSoft common stock equivalent in value to twice the exercise price of the Right. Thus, for the exercise price of $190, the holder of a Right may purchase PeopleSoft common stock having a market value of $380. If and when PeopleSoft engages in a merger or a sale of 50% or more of its assets, the Rights "flip-over" and become exercisable for shares of the acquiror's common stock at the same deep discount price of two for the price of one. Thus, stockholders have no economic incentive to exercise the Rights until a person triggers the "flip-in" and/or "flip-over" provisions by becoming an Acquiring Person.

      22. The PeopleSoft Board may redeem the Rights, at a redemption price of $.01 per Right, any time prior to the close of business on the earlier of (i) the tenth day following the date of public announcement of the fact that an Acquiring Person has become such, or (ii) February 15, 2005.


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
      23. Purchaser's acceptance of shares tendered pursuant to its Tender Offer will result in it becoming an Acquiring Person, will make the Rights exercisable for shares of PeopleSoft's common stock at a discount of 50% of their market value, will make the Tender Offer economically infeasible for Purchaser to accomplish, and will deprive PeopleSoft's stockholders of the ability to tender their shares unless the PeopleSoft Board redeems the Rights or otherwise amends the Rights Plan to render it inapplicable to the Tender Offer.

II.   The Delaware Business Combination Statute

      24. Section 203 of the Delaware General Corporation Law, entitled "Business Combinations with Interested Stockholders," applies to any Delaware corporation that has not opted out of the statute's coverage. PeopleSoft has not opted out of the statute's coverage.

      25. Section 203 was designed to impede coercive and inadequate tender and exchange offers. Section 203 provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.


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      26.   Application of Section 203 to the Proposed Acquisition will potentially delay the Proposed Merger for at least three years. Accordingly, three years of the substantial benefits of the Proposed Acquisition will be forever lost. Additionally, any number of events could occur within those three years that would prevent the Proposed Merger altogether.

III.  Defendants' Responses to the Proposed Acquisition

      A.    Conway Prejudges The Tender Offer

      27. Despite the clear-cut and significant economic benefits of the Tender Offer, PeopleSoft's President and CEO, defendant Conway, stated his position that any offer from Oracle--regardless of price--would be unacceptable within hours of the announcement of the Tender Offer and apparently before any consultation with the PeopleSoft Board. Indeed, on June 7, 2003, Conway was quoted in a news article as saying, "I could imagine no price or combination of price and other conditions to recommend accepting the offer to our shareholders." According to another newspaper report, when Conway was asked whether he would consider entering into a transaction if Oracle raised its offering price, Conway replied: "If I said, I'11 give you $10 for your dog and then I'll shoot it, what would you do? Would it make any difference if I offered you $20?" Conway was also quoted as saying that he thought the PeopleSoft board would only need "a short board call" to consider the Tender Offer.

      B.    The Director Defendants Act To Entrench Themselves In Office

      28. Conway's prediction of a "short board call" to consider the Tender Offer was accurate. Following his precipitous statements, the Director Defendants have followed Conway's lead and, despite the many benefits to PeopleSoft's stockholders it would provide, have summarily rejected the Tender Offer and, in flagrant breach of their fiduciary duties to PeopleSoft stockholders, have initiated an array of defensive tactics designed to thwart Oracle or any other potential acquiror.


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      29.   When the Tender Offer was announced, Plaintiffs offered to begin a dialogue with the PeopleSoft Board for the purpose of discussing the Tender Offer. As noted above, Oracle's invitation was met by the Director Defendants with silence, and only days later a flat rejection of the Tender Offer.

      30. On June 12, 2003, PeopleSoft announced that its board had unanimously rejected the Tender Offer and would not recommend the Tender Offer to its stockholders. A Schedule 14D-9 reporting this recommendation was filed shortly thereafter. The Director Defendants reached this significant decision only days after the Tender Offer was commenced, over a week before any recommendation to stockholders was required under the federal securities laws, and without even attempting to meet with Oracle or Purchaser to discuss the Tender Offer or the Proposed Acquisition.

        PeopleSoft And J.D. Edwards Conspire To Thwart The Tender Offer

      31. The reason for the hasty rejection of the Tender Offer soon became apparent. On June 16, 2003, PeopleSoft and J.D. Edwards announced that they had altered the terms of their prior agreement and had entered into the Amended J.D. Edwards Merger Agreement. While the original merger agreement with J.D. Edwards had contemplated a stock-for-stock merger that would require approval by PeopleSoft's stockholders, the amended agreement provides for consideration from PeopleSoft in the form of $863 million in cash (and less common stock) in addition to shares of newly issued PeopleSoft common stock. Each J.D. Edwards stockholder will have the right to elect to receive either cash or PeopleSoft common stock in the transaction, subject to proration. The Director Defendants and J.D. Edwards approved this negative adjustment to the merger agreement for the primary purpose of thwarting the Tender Offer. This reaction by the Director Defendants was an unreasonable response to the Tender Offer and their illegal actions were aided by the knowing participation of J.D. Edwards. The rationale behind entering into the Amended J.D. Edwards Merger


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Agreement was to eliminate the need for a vote of PeopleSoft stockholders, spend cash that would otherwise be held by PeopleSoft and, thereby, thwart any potential acquirors.

      32. PeopleSoft's announcement on June 16, 2003 that it had entered into the Amended J.D. Edwards Merger Agreement failed to inform its stockholders of the true rationale for the amendment--elimination of the vote of PeopleSoft stockholders. It was not until the following day that the amended agreement was made available to PeopleSoft stockholders and, even then, the fact that PeopleSoft's stockholder vote was eliminated was not announced but rather was buried in an SEC filing.

      33. By so changing the terms of the proposed transaction, even if the Tender Offer is widely accepted, the Director Defendants have denied the PeopleSoft stockholders any voice in the planned acquisition of J.D. Edwards.

      34. By approving the Amended J.D. Edwards Merger Agreement, the Director Defendants breached their fiduciary obligation to act in the best interests of the PeopleSoft stockholders. Indeed, the Amended J.D. Edwards Merger Agreement constitutes an inappropriate defensive measure designed to preclude Plaintiffs from successfully consummating a merger with PeopleSoft.

      35. As a sophisticated party with experienced legal and financial advisors, J.D. Edwards knew of the unreasonable features of the Amended J.D. Edwards Merger Agreement. J.D. Edwards knew that the purpose of the contemplated amendment to the original merger agreement with PeopleSoft was to eliminate the previously required PeopleSoft stockholder vote. J.D. Edwards further knew that the sole reason that Conway and the other PeopleSoft directors wished to eliminate the PeopleSoft stockholder vote was to attempt to thwart the bona fide Tender Offer to PeopleSoft's stockholders, in flagrant disregard of the directors' fiduciary duties. Despite its knowledge that


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amending the J.D. Edwards Merger Agreement on the terms discussed would amount to a breach of fiduciary duty by the PeopleSoft directors, J.D. Edwards actively encouraged such an amendment and thereby directly aided and abetted that breach of fiduciary duty.

PeopleSoft's New "Customer Poison Pill."

      36. In addition, under the direction and control of Conway and the other Director Defendants, PeopleSoft reportedly has recently initiated a new "Double Your Money Back Offer" to some PeopleSoft's customers. According to press reports, under this program--designed primarily as a "poison pill" to deter if not thwart altogether the Tender Offer--PeopleSoft customers would be entitled to be paid double their money back or more in the event that the Tender Offer is successful. The financial press has described this offer as the "software industry equivalent to a poison-pill." The Double Your Money Back Offer plainly threatens to waste the assets of PeopleSoft and to deter the Tender Offer and the Proposed Acquisition.

                               IRREPARABLE INJURY

      37. The PeopleSoft Board's refusal to accept the substantial benefits of the Proposed Acquisition by these means is motivated by the Director Defendants' wrongful desire to entrench themselves in office.

      38. Indeed, because the Proposed Acquisition threatens the incumbency of PeopleSoft's Board, Plaintiffs believe that PeopleSoft will continue to take actions to frustrate the completion of the Tender Offer and the Proposed Acquisition. Any such manipulations of the corporate machinery (including further amendment of the J.D. Edwards Merger Agreement) having the effect of hindering the ability of PeopleSoft's stockholders to maximize their wealth would merely serve to perpetuate the PeopleSoft Board's control over the business. Such actions would clearly constitute unlawful


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entrenchment by the Director Defendants in violation of their fiduciary duties under Delaware law, to the irreparable injury of the PeopleSoft stockholders.

      39. The unlawful actions of the PeopleSoft Board, including its failure to accept the Proposed Acquisition, its failure to render the Rights Plan inapplicable to the Tender Offer, its failure to exempt the Tender Offer from
Section 203, its entering into the Amended J.D. Edwards Merger Agreement, and its initiation of the Double Your Money Back Offer, are preventing the PeopleSoft stockholders from receiving the benefits of the Proposed Acquisition and are thereby causing and will cause PeopleSoft's stockholders irreparable harm. Unless the PeopleSoft Board is restrained by this Court, the substantial benefits of the Proposed Acquisition may be forever lost. The injury to Plaintiffs will not be compensable in money damages and Plaintiffs have no adequate remedy at law.

                                    COUNT I

                      (Breach of Fiduciary Duty And Waste)

      40. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 39 as if fully set forth herein.

      41. The Director Defendants owe PeopleSoft's stockholders the highest duties of care, loyalty and good faith, and have failed from the outset to meet those duties.

      42. The Director Defendants have and are continuing to breach the fiduciary duties owed the PeopleSoft stockholders by refusing to accept the Tender Offer and taking the following actions, among others, designed to thwart the Tender Offer: (1) entering into the Amended J.D. Edwards Merger Agreement;
(2) permitting the initiating the Double Your Money Back Offer; (3) causing and/or threatening to cause the waste of PeopleSoft's assets through these and other means; (4) failing to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition;


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and (5) failing to tale the steps necessary to render Section 203 inapplicable to the Proposed Acquisition.

      43. These efforts to frustrate the completion of the Tender Offer serve no legitimate purpose, and is not a reasonable response to the Proposed Acquisition, which poses no threat to the interests of PeopleSoft's stockholders or to PeopleSoft's corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to PeopleSoft's stockholders under applicable Delaware law.

      44. The unlawful actions of the PeopleSoft Board are preventing the PeopleSoft stockholders from receiving the benefits of the Proposed Acquisition and are thereby causing and will cause PeopleSoft's stockholders irreparable harm. Unless the PeopleSoft Board is restrained by this Court, the substantial benefits of the Proposed Acquisition may be forever lost.

      45. The injury to Plaintiffs will not be compensable in money damages and Plaintiffs have no adequate remedy at law.

                                    COUNT 11

            [Breach Of Fiduciary Duty: Failure To Act With Due Care)

      46. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 45 as if fully set forth herein.

      47. The Director Defendants owe PeopleSoft's stockholders the highest duties of care, loyalty and good faith.

      48. The Tender Offer is non-coercive and non-discriminatory, is fair to PeopleSoft's stockholders, and poses no threat to PeopleSoft's corporate policy and effectiveness.

      49. Notwithstanding, the Director Defendants prejudged the Tender Offer and summarily rejected the Tender Offer without adequate informing themselves of the merits of the Proposed


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Acquisition. The Director Defendants reached this significant decision within just days of the initiation of the Tender Offer and without the benefit of any meeting with Plaintiffs to discuss the potential benefits of the Proposed Acquisition. The Director Defendants' summary rejection of the Tender Offer constituted gross negligence and an abandonment of the Director Defendants' fiduciary obligations. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to PeopleSoft's stockholders under applicable Delaware law.

      50.   Plaintiffs have no adequate remedy at law.

                                   COUNT III

             {Declaratory And Injunctive Relief: Takeover Defenses)

      51. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 50 as if fully set forth herein.

      52. The Director Defendants owe PeopleSoft's stockholders the highest duties of care, loyalty and good faith.

      53. The Tender Offer is non-coercive and non-discriminatory, is fair to PeopleSoft's stockholders, and poses no threat to PeopleSoft's corporate policy and effectiveness.

      54. Adoption of any defensive measures against the Tender Offer, the Proposed Merger, or that would prevent a future board of directors from exercising its fiduciary duties -- including, but not limited to, amendments to the Rights Plan, amendments to PeopleSoft's bylaws, further amendments to the J.D. Edwards Merger Agreement, the initiation of unreasonable rebate programs (such as the Double Your Money Back Offer), pursuit of alternative transactions with substantial break-up fees and/or lock-ups, "White Knight" stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control -- would be a breach of the Director Defendants' fiduciary duties to PeopleSoft's stockholders.


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
      55.   Plaintiffs have no adequate remedy at law.

                                    COUNT IV

   (Breach Of Fiduciary Duty: Duty of Candor and Denial Of Stockholder Vote)

      56. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 55 as if fully set forth herein.

      57. The Director Defendants owe the PeopleSoft shareholders the highest fiduciary duties of candor and full disclosure.

      58. PeopleSoft's announcement on June 16, 2003 that it had entered into the Amended J.D. Edwards Merger Agreement failed to inform its stockholders of the true rationale for the amendment--elimination of the vote of PeopleSoft stockholders. It was not until the following day that the amended agreement was made available to PeopleSoft stockholders and, even then, the fact that PeopleSoft's stockholder vote was eliminated was not announced but rather was buried in an SEC filing.

      59. By so changing the terms of proposed transaction with J.D. Edwards, even if the Tender Offer is widely accepted, the Director Defendants have breached their duties of candor and disclosure to the PeopleSoft stockholders by depriving them of any vote or power to prevent the acquisition of J.D. Edwards on the unreasonable terms set forth in the Amended J.D. Edwards Merger Agreement.

      60. By these actions, the Director Defendants have breached their fiduciary duties owed to PeopleSoft's stockholders. Unless ordered to tale corrective measures by this Court, the Director Defendants will continue to breach their fiduciary duties owed to PeopleSoft's stockholders.

      61.   Plaintiffs have no adequate remedy at law.


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                                    COUNT V

                 [Aiding And Abetting Breach Of Fiduciary Duty)

      62. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 61 as if fully set forth herein.

      63. The Director Defendants owe PeopleSoft's stockholders the highest duties of care, loyalty and good faith.

      64. J.D. Edwards knew that the primary purpose of the Amended J.D. Edwards Merger Agreement was to eliminate the previously required PeopleSoft stockholder vote. J.D. Edwards further knew that the sole reason that Conway and the other PeopleSoft directors wished to eliminate the PeopleSoft stockholder vote was to attempt to thwart the bona fide Tender Offer to PeopleSoft's stockholders, in flagrant disregard of the directors' fiduciary duties. Despite its knowledge that amending the J.D. Edwards Merger Agreement on the terms discussed would amount to a breach of fiduciary duty by the PeopleSoft directors, J.D. Edwards actively encouraged such an amendment and thereby directly aided and abetted that breach of fiduciary duty.

      65. Plaintiffs seek injunctive relief preventing J.D. Edwards, its employees, agents and all persons acting on its behalf, from aiding and abetting the Director Defendants' breach of fiduciary duties to the PeopleSoft stockholders with respect to the Amended J.D. Edwards Merger Agreement.

      66.   Plaintiffs have no adequate remedy at law.

      WHEREFORE, Plaintiffs respectfully request that this Court:

            a. declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft stockholders under Delaware law by entering into the Amended J.D. Edwards Merger Agreement and, therefore, that such agreement is invalid and unenforceable;


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
            b. order that the Amended J.D. Edwards Merger Agreement he rescinded, and that enforcement of the agreement he temporarily, preliminarily, and permanently enjoined;

            c. declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft stockholders under Delaware law by causing PeopleSoft to initiate the Double Your Money Back Offer and, therefore, that such offer is invalid and unenforceable;

            d. declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft stockholders under Delaware law by failing to redeem the Rights in response to the Tender Offer;

            e. compel PeopleSoft and its Director Defendants to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition;

            f. declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft stockholders under Delaware law by failing to tender Section 203 inapplicable to the Proposed Acquisition;

            g. compel the Director Defendants to approve the Proposed Acquisition for purposes of Section 203 and enjoin them from taking any action to enforce or apply Section 203 that would impede, thwart, frustrate or interfere with the Proposed Acquisition;

            h. temporarily, preliminarily and permanently enjoin PeopleSoft, its employees, agents and all persons acting on its behalf or in concert with it from (i) further amending the J.D. Edwards Merger Agreement; (ii) continuing the Double Your Money Back Offer; (iii) taking any action with respect to the Rights Plan, except to redeem the Rights or render the Rights Plan inapplicable to the Tender Offer; and (iv) adopting any other Rights Plan or other measures, or taking any other action designed to impede, or which has the effect of impeding, the Tender Offer or the efforts of Oracle to acquire control of PeopleSoft;


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
            i. temporarily, preliminarily and permanently enjoin defendants, their affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action concerning the Rights Plan or Section 203 in any other court;

            j. declare that the adoption of any further measures that have the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, the Proposed Merger, constitute a breach of the Director Defendants' fiduciary duties;

            k. enjoin PeopleSoft and the Director Defendants from adopting any measure that has the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, or the Proposed Merger, including, but not limited to, amendments to the Rights Plan, amendments to PeopleSoft's bylaws, further amendments to the J.D. Edwards Merger Agreement, the initiation of unreasonable rebate programs (such as the Double Your Money Back Offer), pursuit of alternative transactions with substantial break-up fees and/or lock-ups, "White Knight" stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control;

            l. award Plaintiffs their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

            m. grant Plaintiffs such other and further relief as this Court may deem just and proper.


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
                                               /s/ Allen M. Terrell, Jr.
                                               ---------------------------------
                                               Allen M. Terrell, Jr.
OF COUNSEL:                                    Daniel A. Dreisbach
                                               Brock E. Czeschin
Michael P. Carroll                             James H. McMackin, III
Joel M. Cohen                                  Richards, Layton & Finger, P.A.
Frank S. Moseley                               One Rodney Square
Davis Polk & Wardwell                          P.0. Box 551
450 Lexington Avenue                           Wilmington, DE 19899
New York, NY 10017                             (302) 651-7700
(212) 450-4000                                  Attorneys for Plaintiffs




Dated: June 18,2003


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